UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACT Teleconferencing, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

000955 10 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000955 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Lapp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,113,744

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,113,744

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,744

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2006  (“Schedule 13G”).

Item 1.
	(a)	Name of Issuer ACT Teleconferencing, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1526 Cole Boulevard, Suite 300, Golden, CO 80401

Item 2.
	(a)	Name of Person Filing William S. Lapp
	(b)	Address of Principal Business Office or, if none, Residence One Financial Plaza, Suite 2500, 120 South Sixth Street, Minneapolis, MN 55402
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 000955 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2006, William S. Lapp held 151,100 shares of common stock of the Issuer and 561,500 shares of common stock of the Issuer through the Lapp Libra 401(k) Daily Plan FBO William Lapp (the “Plan”), for an aggregate of 712,600 shares of common stock.  As of December 31, 2006, Mr. Lapp also held 692 shares of Series AA Convertible Preferred Stock (the “Preferred Stock”) and 2,250 shares of Preferred Stock through the Plan, for an aggregate of 2,942 shares of Preferred Stock.  Each share of Preferred Stock is convertible at the election of the holder into shares of common stock by dividing the stated value of the Preferred Stock then outstanding, initially $100 per share subject to quarterly adjustments at a rate of 9.55%, by an initial conversion price of $1.00.  Therefore, as of December 31, 2006, Mr. Lapp has the right to acquire an additional 401,144 shares of the Issuer’s common stock upon conversion of the Preferred Stock at the initial stated value, as adjusted, and conversion price.  Including all shares that are held or may be acquired by Mr. Lapp within 60 days of December 31, 2005, Mr. Lapp may be deemed to beneficially own an aggregate of 1,113,744 shares of common stock of the Issuer as of December 31, 2006.

(b)

Percent of class:

6.5% based on 16,847,370 shares of the Issuer’s Common Stock outstanding as of November 9, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and including all 1,113,744 shares that could be deemed to be beneficially owned by Mr. Lapp.

(c) The Reporting Person has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or to direct the vote 1,113,744 (includes all shares issuable upon conversion of the Preferred Stock).
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,113,744 (includes all shares issuable upon conversion of the Preferred Stock).
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date
/s/ William S. Lapp
Signature
William S. Lapp
Name/Title